Exhibit 99.4

Summary of Guaranty Contract of Maximum Amount (the “Contract”) Entered into by and between Shenzhen BAK Battery Co., Ltd. (the “Guarantor”) and Jilin Province Trust & Investment Co., Ltd. (the “Creditor”) on March 24, 2011

Main contents:

  Guaranty Contract number: JLXT2011025-2;
  Shenzhen BAK undertakes to assume joint and several liabilities for Tianjin BAK New Energy Research Institute Co., Ltd. (the “Obligor”)’s indebtedness towards Jilin Province Trust & Investment Co., Ltd. from March 24, 2011 to March 31, 2013, and the maximum amount secured is RMB 50.7 million.
  Guaranty Responsibility: The guaranty under this Contract shall be guaranty with joint and several liabilities. The guarantor is obligated to pay off the debt in the event the obligor is unable to pay off the debt (including the creditor declares the debt becomes mature in advance to its original expiry date due to default of the obligor or the guarantor).
  Scope of Guaranty: The guaranty shall cover all of the loan principal, interest, penalty interest, breach of contract compensation, damages, undertaking fee and all the expenses such as litigation cost, lawyer’s fee, notification cost and public notice cost etc. which is incurred to the Creditor in realizing its Creditor’s right.
  Guaranty period: The guaranty period is from the effective date of this Contract to two years after the expiry of the term of the loan agreement entered into under the Contract.

Headlines of the articles omitted:

  Payment on demand
  Declaration and guaranty
  Remedies for breach of contract
  Right reserved
  Modification, amendment and termination of the Contract
  Disputation settlement
  Attachment
  Supplement articles
  Validity